Date: 2017-01-27

US Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LM Ericsson Telephone Company has made disclosure pursuant to those provisions in its report on Form 6-K dated January 27, 2017 containing its quarterly report for the fourth quarter of 2016.

                    Respectfully submitted,

                    TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ Roland Hagman	/s/ Nina Macpherson

Name: Roland Hagman	Name: Nina Macpherson

Title: Vice President, Group Controller	Title: Senior Vice President, General Counsel